

Tomas Silny

Tomas has crafted products and solutions for a plethora of international clients, including notable names such as Microsoft, Heineken, Škoda Auto, P&G, T-Mobile, and Tata Communication. He has adeptly led international teams, ensuring the technical implementation of a proprietary, tailor-made analytical platform for Etisalat by E&, the 12th largest carrier globally, with his team dispersed across the Czech Republic and India. As a full-stack engineer with a knack for UI & UX, his passion for AI, blockchain, and automation makes Tomas a driving force for innovation at Twogether.One.

Experience:
2006 - 2014 · 8 yrs, Creative Director, Founder at PositiveZero Ltd.
A digital agency developing online website strategies for clients such as Microsoft, Heineken, L'Oréal, Danone, Skoda Auto, Parrot, T-Mobile, WMC/Grey, BBDO, Ogilvy, Publicis, McCann Erickson, and other respected ones. With its own in-house UX, UI, design, and technological departments PositiveZero influenced the digital communication of the largest companies in their markets.

Judge, Awwards.com
The judge at the international web competition, Awwwards.com, but also diligently provided his expertise and feedback to hundreds of applicants for over a year.

May 2021 - Apr 2023 · 2 yrs, CTO, Founder at GRASII Inc.
In 2020, we laid the foundation for a tech company in Miami, officially established in 2021, with a singular focus on creating a marketplace for influencers, heroes, and their dedicated fan base. Operating in a rapidly expanding market valued at $9.6 billion, projected to reach $16.8 billion by 2023, we seized the opportunity to make a mark.

Nov 2022 - Present · 1 yr 10 mos, CTO, Founder at Twogether.One
We streamline processes across various disciplines and services, ensuring the creation and enhancement of remarkable solutions.

Jan 2024 - Present · 8 mos, Business Intelligence & Automation at HEARTYS
At HEARTYS, we build a platform providing a mutual space and support for professionals from the movie and gaming industry to present themselves, their upcoming movies, games, and related projects and to connect with VOD/TV/Cinema viewers, gamers, and other professionals as well as with entertainment investors.